LianDi Clean Technology Inc.
4th Floor Tower B. Wanliuxingui Building,
No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China

August 12, 2010

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 4631
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	LianDi Clean Technology Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed: August 4, 2010
File No.: 333-165755

Dear Ms. Long:

LianDi Clean Technology Inc. (“we” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 5 on Form S-1/A (“Amendment No. 5”) to the registration statement that was originally filed on Form S-1 on March 29, 2010 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed on May 24, 2010, Amendment No. 2 to the Registration Statement filed on June 28, 2010, Amendment No. 3 to the Registration Statement filed on July 16, 2010 and Amendment No. 4 to the Registration Statement filed on August 4, 2010 (“Amendment No. 4”). We are also forwarding to you, via Federal Express, four courtesy copies of this letter and Amendment No. 5, in a clean and marked version to show changes from Amendment No. 4 to the Registration Statement.

Based upon the Staff’s review of Amendment No. 4 to the Registration Statement, the Securities and Exchange Commission issued a comment letter dated August 11, 2010 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Comment Letter.

Note 13. Shareholders’ Equity. page F-25

1.
We note your response to our comment four in our letter dated July 28, 2010; however, it appears to us that the amount allocated to the escrow shares should be accreted similar to a dividend to the Preferred Stock regardless of the probability of meeting your 2011 targets. It also appears that the period over which the accretion should take place began when the shares were issued. Please revise your filing to appropriately account for this discount and update your policy disclosures to reflect this change. If you determine that the impact on your March 31, 2010 financial statements, including earnings per share, is not material, please provide to us an analysis supporting your conclusion.

The aggregate fair value of the escrow shares at the commitment date is calculated as $4,925,810, (1,722,311 shares*$2.86), which is allocated to the different securities issued in the Private Placement according to their respective fair value as follows:

	Fair value at date of issue	Allocation of escrow shares

Common stock	$1,309,380	$373,260
Preferred stock	14,059,018	4,007,745
Warrants	1,911,156	544,805
Total	$17,279,554	$4,925,810

As a result, the total deemed dividend to the preferred stockholders was $4,007,745, which should be accreted over the period from the commitment date (i.e., February 26, 2010) to March 31, 2011, using the effective interest method. We used the effective interest method to calculate the deemed dividend and concluded that the amount that should have been accreted for the fiscal year ended March 31, 2010 was $295,211. The impact of this unrecorded deemed dividend of $295,211 on our consolidated financial statements for the year ended March 31, 2010 is analyzed as follows:

	As reported		Accretion of dividend	If restated

Net income	$15,037,978	$	−	$15,037,978
Preferred stock dividend	(184,820)		(295,211)	(480,031)
Income available to common stockholders for purposes of:
Basic	14,853,158		(295,211)	14,557,947
Preferred stock dividend	184,820		(184,820)	−	*
Diluted	$15,037,978		$(480,031)	$14,557,947

Weighted average number of shares:
Basic	27,541,181			27,541,181
Effective of dilutive convertible preferred stock	660,073			−	*
Effect of dilutive warrants	29,083			29,083
Diluted	28,230,337			27,570,264
Earnings per share
Basic	0.54			0.53
Diluted	0.53			0.53

* The convertible preferred stock would have anti-dilutive effect.

The accretion of the deemed dividend due to the escrow shares would have no material impact on our net income for the year ended March 31, 2010, or total assets or total equity as of March 31, 2010.

Based on the above analysis, we have determined that the impact of accretion of the deemed dividend to the preferred stockholder due to the escrow share arrangement on our March 31, 2010 financial statements is not material.  We have revised the disclosure on pages 30 and F-26 of Amendment No. 5 accordingly.

***

Thank you for your time and attention in connection with this matter. You may contact our legal counsel, Mitchell S. Nussbaum of Loeb & Loeb LLP, at (212) 407-4159, or David J. Levine of Loeb & Loeb LLP, at (212) 407-4923, if you have any questions.

Sincerely,

/s/ Jianzhong Zuo
Jianzhong Zuo,
Chief Executive Officer

cc:        Mitchell S. Nussbaum, Esq.